Mail Stop 3-9								March 29, 2005

Allos Therapeutics, Inc.
11080 CirclePoint Road, Suite 200
Westminster, CO 80020
Attn: Marc H. Graboyes

Re:	Allos Therapeutics, Inc.
       	Preliminary proxy statement filed March 25, 2005
       	File No. 0-29815

Dear Mr. Graboyes:

	This is to advise you that we have monitored the subject filing solely with respect to proposal number 2 and have the following comments.

1. Supplementally, please provide us with an analysis which supports your determination that financial statements are not required pursuant to Item 13 of Schedule 14A.

2. In the "Summary of the Preferred Stock Financing" subsection of the proxy statement on page 16, you state that the terms of the financing and preferred stock are only summarized in the proxy statement and refer shareholders to a report you filed on Form 8-K for more information. You should summarize all of the material terms of the financing and preferred stock terms and certificate of designations in the proxy statement, and state in the proxy statement that you have done so. Also, you should explain to shareholders how they may obtain copies of the Form 8-K and the related transaction documents.

3. A "change of control" as defined in the certificate of designations is not defined. Please expand your disclosure to state what this term means.

4. Throughout the proxy statement, you state that the rights and privileges associated with the common stock issued in the share exchange will be identical to those associated with common stock outstanding currently. This does not appear to be the case, as holders of the common stock to be issued in the exchange will have registration rights and, in Warburg`s case, board representation rights. Please amend the proxy statement to clarify that the shares of converted common stock will have these and any other material rights and privileges they may have.

	As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202) 942-1815, or the undersigned at (202) 942-1840.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

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